November 13, 2023

Via Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Sarmad Makhdoom

Re:	Bancorp 34, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed on November 6, 2023
CIK No. 0001668340
File No. 333-273901

Dear Sir or Madam:

On behalf of Bancorp 34, Inc. (“Bancorp 34”), we hereby submit responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 9, 2023 (the “Comment Letter”) with respect to the above-referenced filing (the “Registration Statement”).

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 2 to Form S-4 filed November 6, 2023

Exclusive Forum Provision, page 249

1.	We note your response to our prior comment 14 and reissue in part. We note that your forum selection provision identifies a state or federal court located within the state of Maryland for certain litigation, including any “derivative action.” Please clarify if the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also similarly revise under your risk factor “The Bancorp 34 articles of incorporation,” at page 64.

Response: In response to the Staff’s comment, Bancorp 34 has revised the disclosure on page 249 of the Registration Statement and revised the risk factor on page 64 of the Registration Statement.

Signatures, page II-4

2.	Please also include a signature for your controller or principal accounting officer. See Instruction 1 to Signatures, on Form S-4. If someone is signing in more than one capacity, indicate each capacity in which he signed.

Response: In response to the Staff’s comment, we note that Mr. Vaughn serves as Bancorp 34’s principal financial officer and principal accounting officer and have updated Mr. Vaughn’s signature line in that regard.

We are available to discuss any of our responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (623) 334-6048 or John Willis at (478) 387-0807.

Very truly yours,

/s/ James T. Crotty
James T. Crotty

cc:	Susan Block, U.S. Securities and Exchange Commission
Michael Henderson, U.S. Securities and Exchange Commission
John Stickel, U.S. Securities and Exchange Commission
Brennan Ryan, Nelson Mullins Riley & Scarborough, LLP
John Willis, Nelson Mullins Riley & Scarborough, LLP